Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Yashili nor shall there be any sale, purchase or subscription for securities of Yashili in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver. This joint announcement is not for release, publication or distribution in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

China Mengniu Dairy Company Limited	Yashili International Holdings Ltd
中國蒙牛乳業有限公司*	雅士利國際控股有限公司
(incorporated in the Cayman Islands with limited liability)	(incorporated in the Cayman Islands with limited liability)
(Stock Code: 2319)	(Stock Code: 1230)

China Mengniu International Company Limited
(incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

VOLUNTARY GENERAL OFFER FOR
YASHILI INTERNATIONAL HOLDINGS LTD

(1) CLOSE OF THE OFFERS
(2) SETTLEMENT OF THE OFFERS
(3) WAIVER OF PUBLIC FLOAT REQUIREMENT
(4) SUSPENSION OF TRADING
(5) RESIGNATIONS OF DIRECTORS
AND
(6) CHANGE OF MEMBERS OF AUDIT COMMITTEE

Lead Financial Adviser to the Offeror Parent Group

Joint Financial Adviser to the Offeror Parent Group	Joint Financial Advisor to the Offeror Parent Group

Independent Financial Adviser to the Independent Board Committee
SOMERELY LIMITED

*           For the purpose of identification only

CLOSE OF THE OFFERS AND LEVEL OF ACCEPTANCES

The Offeror announces that the Offers closed at 4:00 p.m. on August 13, 2013, which is the final closing date of the Offers (the “Final Closing Date”).

As at the Final Closing Date, valid acceptances of the Share Offer have been received in respect of 3,196,747,945 Yashili Shares (representing approximately 89.82% of the issued share capital of Yashili as at the date of this joint announcement).

WAIVER OF PUBLIC FLOAT REQUIREMENT

Following completion of the transfer of the 3,196,747,945 Yashili Shares tendered for acceptance by the Yashili Shareholders in respect of the Share Offer to the Offeror at the close of the Share Offer, 362,422,277 Yashili Shares will be held by the public, who are independent of the directors, chief executive or substantial shareholders of Yashili or its subsidiaries or any of their respective associates, representing approximately 10.18% of the issued share capital and voting rights of Yashili, at the close of the Offers. Accordingly, following the close of the Offers, less than the minimum prescribed percentage applicable to Yashili, being 23.42% of Yashili’s issued Shares (the “Prescribed Minimum Public Float Percentage”), is held by the public. The Prescribed Minimum Public Float Percentage was imposed pursuant to a waiver granted under Rule 8.08(1)(d) of the Listing Rules to Yashili by the Stock Exchange for the period from November 1, 2010, the date when Yashili Shares first commenced dealings on the Stock Exchange (the “Listing Date”).

Yashili has applied to the Stock Exchange for a temporary waiver from strict compliance with the public float requirement, which is at least at the level of the Prescribed Minimum Public Float Percentage imposed by the Stock Exchange on Yashili for a period of three months commencing August 14, 2013.

SUSPENSION OF TRADING

At the request of Yashili, trading in the Yashili Shares on the Stock Exchange will be suspended from 9:00 a.m. on August 14, 2013 pending the restoration of the public float of Yashili to at least the level of the Prescribed Minimum Public Float Percentage.

RESIGNATIONS OF DIRECTORS

The Yashili Board announces that Mr. Zhang Likun, Mr. Zhang Liming and Mr. Zhang Libo, each an executive director of Yashili and Mr. Zhang Chi and Mr. Chang Herman Hsiu-Guo, each a non-executive director of Yashili, (collectively, the “Resigning Yashili Directors”), shall resign as directors of Yashili with effect from the Final Closing Date.

CHANGE OF MEMBERS OF AUDIT COMMITTEE

The Yashili Board announces that Mr. Zhang Chi shall resign as a member of the audit committee of Yashili (the “Audit Committee”) with effect from the Final Closing Date. Mr. Wu Jingshui’s appointment as a member of the Audit Committee shall take effect on the Final Closing Date.

1.           INTRODUCTION

Reference is made to (i) the announcement jointly issued by Yashili International Holdings Ltd (“Yashili”), China Mengniu Dairy Company Limited (the “Offeror Parent”) and China Mengniu International Company Limited (the “Offeror”) dated June 18, 2013 in relation to the voluntary general offer by UBS AG on behalf of the Offeror for Yashili; (ii) the announcement jointly issued by Yashili, the Offeror Parent and the Offeror for the despatch of the Composite Document dated July 23, 2013; (iii) the Composite Document jointly issued by Yashili, the Offeror Parent and the Offeror dated July 23, 2013; and (iv) the announcement jointly issued by Yashili, the Offeror Parent and the Offeror dated July 24, 2013 in relation to, amongst other things, the Offers having become unconditional in all respects. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Composite Document.

2.           CLOSE OF THE OFFERS AND LEVEL OF ACCEPTANCES

The Offeror announces that the Offers closed at 4:00 p.m. on August 13, 2013.

As at 4:00 p.m. on August 13, 2013, being the Final Closing Date, valid acceptances of the Share Offer have been received in respect of 3,196,747,945 Yashili Shares (representing approximately 89.82% of the issued share capital of Yashili as at the date of this joint announcement). 1,362,434,185 Yashili Shares have been received in respect of the Cash Option (representing approximately 38.28% of the issued share capital as at the date of this joint announcement), and 1,834,313,760 Yashili Shares have been received in respect of the Cash and Share Option (representing approximately 51.54% of the issued share capital as at the date of this joint announcement).

Immediately prior to the commencement of the Offer Period on June 18, 2013, none of the Offeror, the Offeror Parent nor any of their Concert Parties (excluding exempt principal traders) held, controlled or directed any Yashili Shares or any rights over Yashili Shares. Save for the acceptances of the Share Offer described above, which include acceptances by Zhang International and CA Dairy in accordance with the Irrevocable Undertakings, the Offeror, the Offeror Parent and any of their Concert Parties (excluding exempt principal traders) have not acquired or agreed to acquire any Yashili Shares or rights over Yashili Shares during the Offer Period. None of the Offeror, the Offeror Parent nor any of their Concert Parties (excluding exempt principal traders) has borrowed or lent any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in Yashili during the Offer Period.

As at 4:00 p.m. on the Final Closing Date, valid acceptances of the Option Offer have been received in respect of 52,088,266 Yashili Options (representing 99.18% of the outstanding Yashili Options as at the date of this joint announcement).

3.           SETTLEMENT OF THE OFFERS

Remittances in respect of cash consideration (after deducting the seller’s ad valorem stamp duty) payable for the Yashili Shares tendered under the Share Offer via the Cash Option or the Cash and Share Option will be posted by ordinary post to such Yashili Shareholders accepting the Share Offer at their own risk as soon as possible, but in any event within seven (7) Business Days of the date of receipt by the Registrar of all the relevant documents of title to render the acceptance by such Yashili Shareholders under the Share Offer complete and valid.

Share certificates of the Offeror Shares payable for the Yashili Shares tendered under the Share Offer via the Cash and Share Option will be posted by ordinary post to such Yashili Shareholders accepting the Share Offer at their own risk and the register of members of the Offeror will be updated accordingly as soon as possible, but in any event within seven (7) Business Days of the date of receipt by the Registrar of all the relevant documents of title to render the acceptance by such Yashili Shareholder under the Share Offer complete and valid.

Remittances in respect of cash consideration payable for cancellation of the Yashili Options tendered under the Option Offer will be posted by ordinary post at the own risk of the relevant Yashili Optionholders to the office of Yashili in Hong Kong at Room 1614, 16th Floor, Times Square Tower 2, 1 Matheson Street, Causeway Bay, Hong Kong for collection as soon as possible, but in any event within seven (7) Business Days of the later of the date of receipt by the Registrar of all relevant documents to render the acceptance under the Option Offer complete and valid.

4.           WAIVER OF PUBLIC FLOAT REQUIREMENT

Following completion of the transfer of the 3,196,747,945 Yashili Shares tendered for acceptance by the Yashili Shareholders in respect of the Share Offer to the Offeror at the close of the Share Offer, 362,422,277 Yashili Shares will be held by the public, who are independent of the directors, chief executive or substantial shareholders of Yashili or its subsidiaries or any of their respective associates, representing approximately 10.18% of the issued share capital and voting rights of Yashili, at the close of the Offers. Accordingly, following the close of the Offers, less than the Prescribed Minimum Public Float Percentage is held by the public. The Prescribed Minimum Public Float Percentage was imposed pursuant to a waiver granted under Rule 8.08(1)(d) of the Listing Rules to Yashili by the Stock Exchange for the period from the Listing Date.

As disclosed in the Composite Document, the Offeror has, to the extent necessary, undertaken to the Stock Exchange to take appropriate steps following the close of the Offers to ensure that such number of Yashili Shares as may be required by the Stock Exchange are held by the public within the prescribed time frame. Any future transactions between the Yashili Group and the Offeror Parent Group will be carried out on an arm’s length basis and in compliance with the Listing Rules.

Accordingly, Yashili has applied to the Stock Exchange for a temporary waiver from strict compliance with the public float requirement, which is at least at the level of the Prescribed Minimum Public Float Percentage imposed by the Stock Exchange on Yashili for a period of three months commencing August 14, 2013.

5.           SUSPENSION OF TRADING

At the request of Yashili, trading in the Yashili Shares on the Stock Exchange will be suspended from 9:00 a.m. on August 14, 2013 pending the restoration of the public float of Yashili to at least the level of the Prescribed Minimum Public Float Percentage.

6.           RESIGNATIONS OF DIRECTORS

The Yashili Board announces that the Resigning Yashili Directors shall resign as directors of Yashili with effect from the Final Closing Date.

7.           CHANGE OF MEMBERS OF AUDIT COMMITTEE

The Yashili Board announces that Mr. Zhang Chi shall resign as a member of the Audit Committee with effect from the Final Closing Date, and Mr. Wu Jingshui’s appointment as a member of the Audit Committee shall take effect on the Final Closing Date.

By order of the board of directors of China Mengniu Dairy Company Limited 中國蒙牛乳業有限公司 Sun Yiping Chief Executive Officer & Executive Director	By order of the board of directors of Yashili International Holdings Ltd 雅士利國際控股有限公司 Sun Yiping Chairman

By order of the board of directors of China Mengniu International Company Limited Wu Jingshui Director

Hong Kong, August 13, 2013

The Offeror Parent Directors and the Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Yashili Group, Zhang International and CA Dairy) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the Yashili Group, Zhang International and CA Dairy) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Yashili Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Offeror Parent, the Offeror and the Concert Parties and UBS) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the Offeror Parent, the Offeror and the Concert Parties and UBS) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of the Offeror Parent comprises: Ms. Sun Yiping, Mr. Bai Ying, Mr. Wu Jingshui and Mr. Ding Sheng as executive directors, Mr. Ning Gaoning, Mr. Yu Xubo, Mr. Niu Gensheng, Mr. Ma Jianping, Mr. Tim Ørting Jørgensen, Mr. Finn S. Hansen and Ms. Liu Ding as non-executive directors, Mr. Jiao Shuge (alias Jiao Zhen), Mr. Julian Juul Wolhardt, Mr. Liu Fuchun, Mr. Zhang Xiaoya, Mr. Andrew Y. Yan and Mr. Wu Kwok Keung Andrew as independent non-executive directors.

As at the date of this announcement, the directors of the Offeror comprises: Mr. Wu Jingshui and Mr. Kwok Wai Cheong.

As at the date of this announcement, the board of directors of Yashili comprises: Ms. Sun Yiping (Chairman), Mr. Ding Sheng and Mr. Wu Jingshui as non-executive directors; Mr. Li Dongming, Mr. Zhang Lidian and Mr. Zhang Yanpeng as executive directors; and Mr. Yu Shimao, Mr. Chen Yongquan, Mr. Samuel King On Wong and Mr. Liu Jinting as independent non-executive directors.

The English text of this joint announcement shall prevail over its Chinese text.